China Ventures Inc.

1118 Cathedral Place

925 West Georgia Street

Vancouver, British Columbia

V6C 3L2

October 7, 2004

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, D.C. 20549

Mail Stop 04-07

Attn: Cheryl Grant

Re:

China Ventures Inc.

Withdrawal Request Related to the Registration Statement on Form 10-SB

Filed on August 10, 2004, as amended September 22, 2004 (SEC File No. 0-50899)

Ladies and Gentlemen:

China Ventures Inc. (the “Registrant”) hereby requests withdrawal of its registration statement on Form 10-SB (SEC File No. 0-50899) filed with the Securities and Exchange Commission on August 10, 2004, and amended September 22, 2004.

Please contact Kenneth Sam at Dorsey & Whitney LLP, counsel to the Registrant, at 206-903-8804 with any questions.

Very truly yours,

China Ventures Inc.

/s/ Ron Shon

Ron Shon, President

cc:

Kenneth Sam, Dorsey & Whitney LLP